Exhibit 99.1

EXTERRAN PARTNERS, L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2012

(In thousands, except per unit amounts)

	Exterran Partners, L.P. Historical	March 2012 Contract Operations Acquisition	Adjustments		Carve-off for Non-Acquired Business of Customers Partially Acquired	Exterran Partners, L.P. Pro Forma
Revenue:
Revenue — third parties	$386,731	$8,476	$—		$(510)	$394,697
Revenue — affiliates	762	—	(32	)(A)	—	730
Total revenue	387,493	8,476	(32)		(510)	395,427

Costs and expenses:
Cost of sales (excluding depreciation and amortization expense) — affiliates	183,160	2,988	(32	)(A)	(174)	185,180
			(762	)(B)
Depreciation and amortization	88,298	2,678	—		(116)	90,860
Long-lived asset impairment	29,560	—	—		—	29,560
Selling, general and administrative — affiliates	49,889	446	305	(C)	(51)	50,589
Interest expense	25,167	—	619	(D)	—	25,786
Other (income) expense, net	(35)	—	—		—	(35)
Total costs and expenses	376,039	6,112	130		(341)	381,940
Income before income taxes	11,454	2,364	(162)		(169)	13,487
Income tax provision	945	—	22	(E)	(1)	966
Net income	$10,509	$2,364	$(184)		$(168)	$12,521

General partner interest in net income	$4,623					$4,666
Common units interest in net income	$5,886					$7,855

Weighted average common units outstanding:
Basic	41,371					41,371
Diluted	41,382					41,382

Income per common unit:
Basic	$0.14					$0.19
Diluted	$0.14					$0.19

The accompanying notes are an integral part of this unaudited pro forma consolidated financial statement.

EXTERRAN PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENT

1.     Basis of Presentation and the March 2012 Contract Operations Acquisition

The unaudited pro forma consolidated statement of operations is derived from the consolidated financial statements of the Partnership and the combined financial statements of the March 2012 Contract Operations Acquisition. The pro forma adjustments have been prepared as if the transaction, as described below, had taken place as of January 1, 2012.

The pro forma financial statements reflect the following transaction:

As related to the March 2012 Contract Operations Acquisition:

•                  our acquisition in March 2012 of certain contract operations customer service agreements, compression equipment and a natural gas processing plant from Exterran Holdings;

•                  our assumption of $105.4 million of Exterran Holdings’ long-term debt;

•                  our payment of $77.4 million in cash to Exterran Holdings.

2. Pro Forma Adjustments and Assumptions

(A) Reflects the reversal of intercompany lease revenue and intercompany lease expense recorded related to units included in the March 2012 Contract Operations Acquisition that Exterran Holdings leased from us.

(B) Reflects the reversal of intercompany lease expense recorded related to units included in the March 2012 Contract Operations Acquisition that we leased from Exterran Holdings.

(C) Reflects an allocation of $0.3 million of selling, general and administrative (“SG&A”) expenses of Exterran Holdings in connection with the March 2012 Contract Operations Acquisition, that would have been incurred if the transaction had taken place as of January 1, 2012. SG&A expenses in this adjustment include only the allocation of indirect expenses and have been allocated to us based on the percentage of total horsepower of compressor units acquired in the transaction to total horsepower of Exterran Holdings and our compressor units in accordance with the Omnibus Agreement.

(D) Reflects interest expense of $0.6 million on borrowings of $138.5 million under our revolving credit facility in connection with the March 2012 Contract Operations Acquisition, that would have been incurred if the transaction had taken place as of January 1, 2012. Interest expense in this adjustment is based on an average rate of one-month LIBOR of 0.22% plus the applicable margin of 2.5%. A one percentage point increase or decrease in interest rates would result in an increase or decrease in interest related to the March 2012 Contract Operation Acquisition of $0.3 million for the year ended December 31, 2012.

(E) Reflects additional taxes for the year ended December 31, 2012, in connection with the March 2012 Contract Operations Acquisition, that we would have incurred under the Texas margins tax related to the contract operations service agreements acquired from Exterran Holdings in the transaction. Note that a 10% increase or decrease in the apportionment factor used to calculate the margin tax expense for the unaudited pro forma consolidated statement of operations presented herein would not have a material impact on the amount of such tax expense.

3. Pro Forma Net Income Per Limited Partner Unit

Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. There was no additional pro forma reduction of net income allocable to our limited partners, including the amount of additional incentive distributions that would have occurred for the year ended December 31, 2012.